UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Rockville Financial, Inc.
(Name of Subject Company (issuer))

Rockville Financial, Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options Granted under the Rockville Financial, Inc.
2006 Stock Incentive Award Plan
to Purchase Common Stock, no par value
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
774186100
(Underlying Common Stock)
Richard J. Trachimowicz
Rockville Financial, Inc.
25 Park Street
Rockville, Connecticut 06066
(860) 291-3600
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
William W. Bouton III, Esq.
Robert J. Metzler II, Esq.
Tyler Cooper & Alcorn, LLP
185 Asylum Street, Cityplace I , 35th Flr
Hartford, Connecticut 06103
(860) 725-6200
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$118,755	$3.65

*	Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all 45,500 outstanding eligible options to purchase shares of common stock of Rockville Financial, Inc. with an exercise price of $17.77 per share, granted on December 13, 2006 at a price of $2.61 per share for a total aggregate purchase price of $118,755. The amount of the filing fee is calculated by multiplying the value of the transaction by $0.00003070. The value of the transaction is the amount of cash to be paid for the securities.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to our offer to purchase for cash certain options to purchase shares of our common stock, no par value, granted under the Rockville Financial, Inc. 2006 Stock Incentive Award Plan, upon the terms and subject to the conditions in the offer to purchase dated September 26, 2007 attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”) and the related letter of transmittal dated September 26, 2007 attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.
     Unless the context requires otherwise, references in this Schedule TO to “Rockville Financial,” “we,” “us,” “our,” and “ours” mean Rockville Financial, Inc. and its subsidiaries.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) The name of the issuer is Rockville Financial, Inc., a Connecticut chartered mid-tier stock holding company (the “Company”). The address of its principal executive offices is 25 Park Street, Rockville, Connecticut 06066, and its telephone number is (860) 291-3600. The information set forth in the Offer to Purchase under Section 8 (“Information Concerning Rockville Financial”) is incorporated herein by reference.
          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase any and all options to purchase shares of our common stock, with an exercise price per share of $17.77 (“eligible options”) to purchase 45,500 shares of our common stock, no par value, that were granted to non-executive officers on December 13, 2006 pursuant to the Rockville Financial, Inc. 2006 Stock Incentive Award Plan, as amended, supplemented and/or modified (the “Plan”), for $2.61 per share in cash, net of applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal.
     The information set forth in the Offer to Purchase in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 4 (“Acceptance of Purchase of Options and Payment of Cash Amount”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
          (c) The information set forth in the Offer to Purchase under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     Rockville Financial, Inc. is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Section 8 (“Information Concerning Rockville Financial”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a)(1)(i): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” and Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(ii): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 9 (“Source and Amount of Funds”) and Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iii): The information set forth in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”) and Section 4 (“Acceptance for Purchase Options and Payment of Cash Amount”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(iv): Not Applicable.
     (a)(1)(v): The information set forth in the “Summary Term Sheet,” Section 1 (“Eligible Options; Option Purchase Price; Expiration Date”), Section 4 (“Acceptance for Purchase Options and Payment of Cash Amount”) and Section 13 (“Extension of Tender Period; Termination; Amendments”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(vi): The information set forth in the “Summary Term Sheet” and Section 3 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(vii): The information set forth in the “Summary Term Sheet,” Section 2 (“Procedure for Tendering Options”) and Section 3 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(viii): The information set forth in the “Summary Term Sheet,” Section 2 (“Procedure for Tendering Options”), Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) and Section 5 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(ix): Not Applicable.
     (a)(1)(x): Not Applicable.
     (a)(1)(xi): The information set forth in Section 15 (“Accounting Treatment of this Tender Offer”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(xii): The information set forth in the “Summary Term Sheet” and Section 11 (“Federal Income Tax Considerations”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2): Not applicable.
     (b) The information set forth in Section 10 of the Offer to Purchase, (“Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) The information set forth in the Offer to Purchase under the “Summary Term Sheet,” and Section 7 (“Purpose of the Offer”) is incorporated herein by reference.

          (b) The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 4 (“Acceptance for Purchase of Options and Payment of Cash Amount”) and Section 15 (“Accounting Treatment of this Tender Offer”) is incorporated herein by reference.
          (c) The information set forth in the Offer to Purchase under Section 7 (“Purpose of the Offer”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.
          (b) None.
          (d) Not Applicable.
Item 8. Interest in Securities of the Subject Company.
          (a) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) is incorporated herein by reference.
          (b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) Not Applicable.
Item 10. Financial Statements.
          (a) Not Applicable.
          (b) Not Applicable.
Item 11. Additional Information.
          (a) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
          (b) The information set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(A) is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 26, 2007.

(a)(1)(B)	Form of Letter of Transmittal, dated September 26, 2007.

(a)(1)(C)	Form of Letter to Holders.

(a)(1)(D)	Form of Decline Letter.

(a)(1)(E)	Form of Withdrawal Notice.

(a)(1)(F)	Rockville Financial, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007 (File No. 000-51239), is incorporated herein by reference.

(a)(1)(G)	Rockville Financial, Inc. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2007 (File No. 000-51239), filed May 10 and August 9, 2007, respectively, are incorporated herein by reference.

(a)(1)(H)	Rockville Financial, Inc. Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders, filed with the SEC on Schedule 14-A on March 30, 2007, is incorporated herein by reference.

(a)(1)(I)	Rockville Financial, Inc. Interim Report on Form 8-K, filed with the SEC on August 21, 2007, is incorporated herein by reference.

(a)(1)(J)	Rockville Financial, Inc. Interim Report on Form 8-K, filed with the SEC on September 21, 2007, is incorporated herein by reference.

(a)(1)(K)	Certificate of Incorporation, as amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Rockville Financial, Inc., initially filed on December 17, 2004, which exhibit is incorporated herein by reference.

(a)(1)(L)	Bylaws, incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed for Rockville Financial, Inc. filed on May 13, 2005, which exhibit is incorporated herein by reference.

(a)(1)(M)	Rockville Financial, Inc. 2006 Stock Incentive Award Plan, as amended, is incorporated herein by reference to Appendix B (Commission File No. 000-51239) to Rockville Financial, Inc.’s Definitive Proxy Statement on Schedule 14-A, filed with the Commission on July 3, 2006, which plan is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rockville Financial, Inc.
/s/ Gregory A. White
Gregory A. White
SVP/CFO and Treasurer

Date: September 26, 2007